SECURI 06002587 MISSION

RECEIVED FEB 23 2006 WASH. D.C. 203 PROCESSING SECTION

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SEC FILE NUMBER
8- 40657

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Silicon Valley Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4880 Stevens Creek Blvd., Suite 100

(No. and Street)

San Jose	CA	95129
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Magnuson (408) 243-6801

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William P. Koch, CPA

(Name — *if individual, state last, first, middle name*)

2020 Bonifacio Street	Concord	CA	94520
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 12 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

KH 4/11/06

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PAUL H. MAGNUSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SILICON VALLEY SECURITIES, INC., as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

JUDITH MAGNUSON
COMM. # 1640378
NOTARY PUBLIC-CALIFORNIA
SANTA CLARA COUNTY
My Commission Expires
January 23, 2010

Paul H Magnuson
Signature

PRESIDENT
Title

Judith Magnuson 2/16/06
Notary Public

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WILLIAM P. KOCH
CERTIFIED PUBLIC ACCOUNTANT

Independent Auditor's Report

The Board of Directors
Silicon Valley Securities, Inc.

I have audited the accompanying balance sheet of Silicon Valley Securities, Inc. as of December 31, 2005, and the related statements of income, stockholders' equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Silicon Valley Securities, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 14, 2006

William P. Koch

2020 BONIFACIO STREET CONCORD, CALIFORNIA 94520 (925) 685-6003 FAX (925) 685-6005

Silicon Valley Securities, Inc.

BALANCE SHEET

December 31, 2005

Assets

Current assets:	
Cash and equivalents	$ 173,762
Commissions receivable	58,358
Prepaid Federal income tax	281
Prepaid California income tax	96
	232,497
Noncurrent assets:	
Money market deposit with clearing broker, at cost, (market $100,000)	100,000
Equipment and fixtures net of accumulated depreciation of $81,066	12,858
Securities not readily Marketable	4,500
	117,358
	$ 349,855

Liabilities and Stockholders' Equity

Current liabilities:	
Accrued expenses	$ 3,000
Accounts payable	159,940
	162,940
Stockholders' Equity:	
Common stock, authorized, issued and outstanding 638,823 shares - no par value	54,300
Retained Earnings	132,615
	186,915
	$ 349,855

See accompanying notes to financial statements.

Silicon Valley Securities, Inc.

STATEMENT OF INCOME

For the Year Ended December 31, 2005

REVENUES	
Commission income	$ 1,264,730
Interest income	4,183
	$ 1,268,913
EXPENSES	
Broker commissions	$ 642,064
Clearing expense	257,123
General and administrative	360,973
	1,260,160
Net Income before income taxes	8,753
Income tax expense	< 2,583 >
Net Income	$ 6,170

See accompanying notes to financial statements.

Silicon Valley Securities, Inc.

STATEMENT OF STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2005

	Common Stock	Retained Earnings	Total Stockholders' Equity
Balances as of December 31, 2004	$ 54,300	$ 126,445	$ 180,745
Net Income	- 0 -	6,170	6,170
Balances as of December 31, 2005	$ 54,300	$ 132,615	$ 186,915

See accompanying notes to financial statements.

Silicon Valley Securities, Inc.

STATEMENT OF CHANGES IN LIABILITIES
Subordinated to Claims of General Creditors

For the Year Ended December 31, 2005

Subordinated liabilities at December 31, 2004	$ 0
Subordinated liabilities at December 31, 2005	$ 0

See accompanying notes to financial statements.

Silicon Valley Securities, Inc.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2005

Cash flows from operating activities:	
Commission checks received, net of clearing broker expense of $290,312	$ 995,015
Interest received	4,183
Cash paid to suppliers and employees	< 877,690 >
Income taxes paid	< 2,960 >
Net cash provided from operating activities	118,548
Cash flows from investing activities:	
Purchase of securities	< 4,500 >
Net cash provided from all activities	114,048
Cash and equivalents at the beginning of the year	59,714
Cash and equivalents at the end of the year	$ 173,762

Reconciliation of net Income to cash provided from all activities:

Net Income	$ 6,170
Depreciation expense	4,176
Decrease in commission receivable	20,596
Increase in prepaid income taxes	< 118 >
Increase in securities not readily marketable	< 4,500 >
Increase in accounts payable	87,863
Decrease in income taxes payable	< 139 >
Net cash provided from all activities	$ 114,048

See accompanying notes to financial statements.

Silicon Valley Securities, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

1. Summary of significant Accounting policies

Organization

The Company was organized in 1988 and is registered as a broker-dealer in securities under the Securities Exchange Act of 1934.

Cash and equivalents

The Company considers cash and money market accounts, other than $100,000 of money market funds deposited as compensating balances with the Company's clearing broker, to be cash equivalents.

Commission Income

Commission income is derived from the referral of security transactions with an unaffiliated clearing broker.

Income is recognized on trade date.

Depreciation

Depreciation is provided on a straight-line basis using an estimated useful life of five years.

2. Net Capital Requirements

The Company's ratio of aggregate indebtedness to net capital as defined in the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 was 1.02 to 1 at December 31, 2005. The Company is required by regulatory authorities to maintain a ratio of less than 15 to 1. The Company had net capital, as defined, of $159,679 at December 31, 2005, which exceeded required net capital of $50,000.

3. Related Party Transactions

The Company paid $30,000 in broker commissions and wages to an officer and stockholder. The Company paid $14,700 in lease and rent payments to a related party of a stockholder. The Company purchased communication services in the amount of $42,180 from a corporation employing a related party of an officer and stockholder.

Silicon Valley Securities, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

4. Income Taxes

Income taxes are provided for all items included in the statement of operations regardless of when such items are reported for tax purposes. Federal income tax amounted to $1,719. California income tax amounted to $864.

5. Exemption for Rule 15c3-3

The Company is exempt from the computation for determination of reserve requirements under Rule 15c3-3 of the Securities Exchange Act of 1934.

Silicon Valley Securities, Inc.

SUPPLEMENTARY SCHEDULE

Computation of Net Capital Under Rule 15c3-1

of the Securities and Exchange Commission

December 31, 2005

	Focus Report	Differences	Financial Statements
Aggregate Indebtedness	$ 162,940	0	$ 162,940
Stockholders' Equity	186,537	378	186,915
Total capital & allowable subordinated liabilities	186,537	378	186,915
Less non-allowable assets:			
Fixed Assets	< 17,358 >	0	< 17,358 >
7% haircut on money market funds	< 9,500 >	0	< 9,500 >
Net capital	159,679	378	160,057
Less net capital requirements-greater of $50,000 or 1/15 of aggregate indebtedness	< 50,000 >	0	< 50,000 >
Net capital in excess of requirement	$ 109,679	378	$ 110,057
Ratio of aggregate indebtedness to net capital	1.02 to 1	0	1.02 to 1

No material difference exists between the audited computation of Net Capitol and Silicon Valley Securities Corresponding unaudited Part IIA Focus Report Calculations.

WILLIAM P. KOCH
CERTIFIED PUBLIC ACCOUNTANT

Independent Auditor's Report on
Internal Accounting Control

Board of Directors
Silicon Valley Securities, Inc.:

In planning and performing my audit of the financial statements of Silicon Valley Securities, Inc. (the Company) for the year ended December 31, 2005, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

I also made a study as required by Rule 17a-5 (g) (2) of the Securities and Exchange Commission (Commission), of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule I 7a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c-3-3. I did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. in fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule l7a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

In addition, according to Rule 3011 (Anti-Money Laundering Compliance Program), I examined the Corporation's Anti-Money Laundering (AML) procedures as of December 31, 2005 and the related processing of inquiries from the FinCEN and Raymond James & Associates. This examination included the random selection of certain FinCEN requests and Suspicious Activity Reports (SAR) to determine if the Company processed these requests as required by Rule 3011.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure that I consider to be a material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that the practices and procedures that do not accomplish such objectives in all material respects indicate a material weakness for such purposes. Based on this understanding and on my study, I believe the Company's practices and procedures were adequate as of December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management and the Commission and should not be used for any other purpose.

William P. Ford

Concord, California
February 14, 2006

Silicon Valley Securities, Inc.

Financial Statements and Supplementary Schedule

December 31, 2005

(With Independent Auditor's Report and Independent Auditor's Report on Internal Accounting Control Thereon)